

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 30, 2009

<u>VIA U.S. MAIL AND FAX 508-822-1381</u>

Richard A. Sneider
Chief Financial Officer
Kopin Corporation
200 John Hancock Rd.
Taunton, Massachusetts 02780

>   **Re: Kopin Corporation**
>   **Form 10-K for the year ended December 27, 2008**
>   **Filed March 10, 2009**
>   **File No. 000-19882**

Dear Mr. Sneider:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 27, 2008

Patents, Proprietary Rights and Licenses, page 11

1.   Tell us why you have not discussed the importance, duration, and effect of your material
        license with the Massachusetts Institute of Technology, filed as exhibit 10.12 to your
        annual report on Form 10-K. Refer to Item 101(c)(1)(iv) of Regulation S-K. Also tell us
        why you have not filed as an exhibit your 2008 agreement to sell certain patents to a
        party that is attempting to sub-license the patents; in this regard, we note that over 10% of
        your revenues in the quarter ended March 28, 2009 are attributable to this agreement.

Item 11. Executive Compensation, page 47

2.   We note that you disclose on pages 13 and 14 of the definitive proxy statement that you
        have incorporated by reference to your Form 10-K that the individual performance of
        your named executive officers was measured against goals and milestones. We do not
        see, however, a qualitative or quantitative discussion of these milestones and goals. In
        future filings, as applicable, please provide such disclosure pursuant to Items
        402(b)(2)(v) and (vii) of Regulation S-K. Alternatively, tell us why you believe that the
        disclosure of such information would result in competitive harm such that the information
        could be excluded under Instruction 4 to Item 402(b). To the extent that it is appropriate
        to omit specific milestones, please discuss in your future filings how difficult it would be
        for the executive or how likely it would be for the registrant to achieve these milestones.

1. Summary of Significant Accounting Policies, page 56

Stock-Based Compensation, page 60

3.   We note on page 34 that during 2006, 2007 and 2008 you elected to make awards of
        restricted shares that contain certain performance conditions. Please disclose the
        significant terms of the restricted share awards and include your accounting policy for
        those awards in future filings. Provide us with your proposed disclosure.

3. Other Assets and Amounts Due To/Due From Affiliates, page 63

Non-Marketable Securities – Equity Method Investments, page 64

4.   We note from disclosures herein and at page 13 that you have a 40% interest in Kopin
        Taiwan Corporation (KTC) at December 27, 2008. We also note that your investment in
        KTC is being accounted for under the equity method of accounting. Given the size of
        your equity in the losses in KTC and the magnitude of loan write-off's and bad debt
        reserves related to that investment for the period ended December 27, 2008, please tell us
        how you concluded that audited financial statements of KTC were not required pursuant

to Rule 3-09 of Regulation S-X. Please provide us with the investment and income significance tests outlined at Rule 1-02(w) of Regulation S-X as of and for the year ended December 27, 2008 for KTC.

5. Stockholders' Equity and Stock-Based Compensation, page 66

5.   We note on page 67 that you have approximately 500,000 shares of common stock available for issuance under your stock award plans, yet we note you have 5,794,157 exercisable stock options at the end of fiscal 2008. Please explain to us and revise your disclosure in future filings to disclose why the number of common stock shares available for issuance is less than the number of options exercisable.

6.   Also in this regard, please provide all required disclosure described in paragraph A240 (a) of SFAS 123(R) for both your stock options and restricted share awards in future filings.

Index to Exhibits, page 80

7.   We note your disclosure on page 9 that revenues attributable to customer Skyworks Solutions exceeded 20% of your total revenues during each of the past three fiscal years, and that you have extended your contract with Skyworks until July 2010. Please file the contract pursuant to Item 601(b)(10) of Regulation S-K or provide us with a detailed legal analysis as to why such filing is not required.

Form 10-K/A for the year ended December 27, 2008

8.   We noted from the explanatory note herein that the amendment to Kopin Corporation's 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2009, is made to include the unaudited 2008 financial statements of KoBrite Corporation. However, you have not disclosed why audited financial statements are not required for that period. With a view towards revised disclosure in future filings, please explain the basis for your conclusions that unaudited financial statements of the KoBrite Corporation financial statements for 2007 and 2008 are appropriate. Please refer to Rule 1-02(w) of Regulation S-X and provide us with the income and the investment tests for KoBrite Corporation as of and for each reported period.

9.   Similarly, please explain your conclusion that although the unaudited consolidated financial statements of KoBrite Corporation for fiscal 2007 and 2008 were prepared in conformity with accounting principles generally accepted in the Republic of China, the reconciliations of consolidated net loss and stockholders' equity under ROC GAAP to US GAAP were not required. Please refer to Item 17 of Form 20-F.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joe McCann at (202) 551-3360 or Mary Beth Breslin at (202) 551-3358 if you have questions on other comments.

Sincerely,

Jay Webb
Accounting Reviewer